Exhibit 99 (a)

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries (“News Corporation” or the “Group”) and related notes set forth elsewhere herein.

The Consolidated Financial Statements of News Corporation have been prepared in accordance with accounting principles generally accepted in Australia (“A-GAAP”) and are presented in Australian dollars (except as otherwise indicated). A-GAAP differs significantly in certain respects from accounting principles generally accepted in the United States (“US-GAAP”) as described in Note 34 to the Consolidated Financial Statements of News Corporation. See “US-GAAP Reconciliation” in this section for a comparison of revenue, operating income and net profit (loss) attributable to members of the parent entity under A-GAAP and US-GAAP.

Critical Accounting Policies

Our discussion and analysis of our financial condition and financial performance are based upon our consolidated financial statements, which have been prepared in accordance with A-GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of commitments and contingencies. On an ongoing basis, the Group evaluates its estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates. The following accounting policies require significant management judgments and estimates.

Inventories

Accounting for the production and distribution of filmed entertainment and television programming requires management’s judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each program or its license period. These judgments are used to determine the amortization of capitalized filmed entertainment and television programming costs associated with revenues earned and any fair value adjustments.

The Filmed Entertainment segment amortizes capitalized film costs on an individual film basis in the ratio that the current year’s gross revenues bears to management’s estimate of total ultimate gross revenues from all sources. Revenue forecasts for motion pictures reflect management’s estimate of total revenues to be received throughout the life of each motion picture. Estimates of revenues are reviewed and reassessed periodically on a title-by-title basis and revised when warranted by changing conditions.

The Television segment amortizes the costs of multi-year sports contracts based on the ratio of each period’s operating profit earned on the contract to the estimated total operating profit expected to be earned over the life of the contract from all segments. Estimates of total operating profit to be earned over the life of the contract are reviewed periodically and amortization is adjusted as necessary. Management’s estimates of total operating profit over the life of the contract are primarily dependent upon its projections of the revenue to be derived from selling advertising spots during the games and other directly attributed revenue sources as well as direct selling costs and the direct costs associated with broadcasting the games or events. At the inception of these contracts and periodically thereafter, management evaluates the recoverability of the costs associated therewith against the revenues directly associated with the program material and related expenses. When an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortization is provided to recognize such loss in the current year.

Property, Plant and Equipment

Land, buildings and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Group’s business model or changes in the Group’s capital strategy could result in the actual useful lives differing from the Group’s estimates. In those cases where the Group determines that the useful life of buildings and equipment should be shortened, the Group would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

The Group has significant intangible assets including Federal Communications Commission (“FCC”) television station licenses, newspaper mastheads, distribution networks, sports franchises, publishing rights and goodwill. The Group accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair market values. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair market values assigned to its tangible and identifiable intangible net assets at the date of acquisition. Determining the fair market value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including, among others, assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items. The judgments made in determining the estimated fair market value assigned to each class of intangible assets acquired as well as their useful lives can significantly impact net profit (loss) attributable to members of the parent entity. Except for goodwill, no amortization is provided against the Group’s intangible assets since, in the opinion of the Directors, the lives of the publishing rights, titles and television licenses are indefinite.

Recoverable Amount

The Group assesses potential impairment of non-current assets under the guidance of Australian Accounting Standards Board 1010, “Recoverable Amounts of Non-Current Assets.” The recoverable amount of publishing rights, titles and television licenses and goodwill has been determined by discounting the expected net cash inflows arising from their continued use or sale. Discounting has not been used to determine the recoverable amount of all other non-current assets.

Employee Costs

Superannuation and other postretirement benefit costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors. In respect of the Group’s defined benefit superannuation plans the Group recognizes pension costs at the required levels of contributions made or actuarially determined. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the disclosures in respect to projected superannuation and other postretirement obligations.

Associated Entities

The Group accounts for investments in associated entities using the equity method of accounting, whereby investments in associated entities are initially recorded at cost and subsequently adjusted for increases or decreases in the Group’s share of post-acquisition results and equity reserves of the associated entities. Investments in associated entities cannot exceed their recoverable amount. Management regularly reviews the carrying value of its investments in associated entities to determine if a diminution in value has occurred. In determining the recoverable amount, management considers the net undiscounted cash flows arising from the investment in associated entities and the subsequent value upon disposition.

Results of Operations—Fiscal 2003 vs. Fiscal 2002

The following table sets forth the Group’s operating results by segment, for fiscal 2003 as compared to fiscal 2002.

	For the year ended 30 June,
	2003	2002	Change	% Change
	(in millions)
Revenues:
Filmed Entertainment	$7,689	$7,714	$(25)	—%
Television	8,162	8,160	2	—%
Cable Network Programming	3,891	3,569	322	9%
Direct Broadcast Satellite Television	340	—	340	100%
Magazines & Inserts	1,583	1,650	(67)	(4)%
Newspapers	4,659	4,604	55	1%
Book Publishing	1,992	2,059	(67)	(3)%
Other	1,597	1,258	339	27%

Total revenues	$29,913	$29,014	$899	3%

Operating income:
Filmed Entertainment	$1,099	$904	$195	22%
Television	1,459	873	586	67%
Cable Network Programming	736	380	356	94%
Direct Broadcast Satellite Television	(104)	—	(104)	100%
Magazines & Inserts	438	448	(10)	(2)%
Newspapers	686	822	(136)	(17)%
Book Publishing	227	224	3	1%
Other	(189)	(109)	(80)	(73)%

Total operating income	$4,352	$3,542	$810	23%

Net loss from associated entities	$(89)	$(1,434)	$1,345	94%
Borrowing costs	(1,000)	(1,291)	291	23%
Interest income	209	291	(82)	(28)%

Net borrowing costs	(791)	(1,000)	209	21%
Dividends on exchangeable preferred securities	(94)	(93)	(1)	(1)%
Other revenues before tax	679	5,627	(4,948)	(88)%
Other expenses before tax	(1,057)	(17,601)	16,544	94%

Profit (loss) from ordinary activities before income tax	$3,000	$(10,959)	$13,959	127%

Income tax benefit (expense) on:
Ordinary activities before other items	$(989)	$(640)	$(349)	(55)%
Other items	215	(15)	230	1,533%

Net income tax benefit (expense)	$(774)	$(655)	$(119)	(18)%

Net profit (loss) from ordinary activities after tax	$2,226	$(11,614)	$13,840	119%
Net profit attributable to outside equity interests	(418)	(348)	(70)	(20)%

Net profit (loss) attributable to members of parent entity	$1,808	$(11,962)	$13,770	115%

Overview. For the year ended 30 June, 2003, the Group’s revenues increased $899 million from $29,014 million for the year ended 30 June, 2002 to $29,913 million. This 3% increase was primarily due to revenue increases at the Cable Network Programming segment and the consolidation of SKY Italia. On a consolidated basis, fiscal 2003 operating expenses increased by $89 million to $25,561 million. For the year ended 30 June, 2003, Operating income increased $810 million to $4,352 million from $3,542 million of the corresponding period of the prior year. This increase was due primarily to operating increases at the Television and Cable Network Programming segments. During fiscal 2003, the US Dollar declined approximately 11% from fiscal 2002 as compared to the Australian Dollar, which materially impacted the Group’s conversion of the US operations into Australian Dollars for fiscal 2003 as compared to fiscal 2002.

Net losses from associated entities for fiscal 2003 improved to $89 million from $1,434 million in fiscal 2002. The reduction in operating losses is primarily due to increased contributions from British Sky Broadcasting Group plc (“BSkyB”) and National Geographic Channel (US) as well as the comparable favorable impact of foreign currency fluctuations in certain Latin American pay television platforms. Included in net losses from associated entities for the year ended 30 June, 2003 are the Group’s share of asset sale gains recognized by Independent Newspapers Limited, offset by a write down in the value of certain assets of Sky Multi-Country Partners, a Latin American pay television platform. Included in fiscal 2002 is the Group’s equity accounted share of the write off by its associate BSkyB of its investment in KirchPayTV.

Net profit (loss) attributable to members of the parent entity for the year ended 30 June, 2003 was $1,808 million ($0.31 per ordinary share and $0.37 per preferred limited voting ordinary share), an improvement of $13,770 million from a loss of $11,962 million ($2.17 loss per ordinary share and $2.60 loss per preferred limited voting ordinary share) for the corresponding period of the prior year. This improvement was primarily due to the fiscal 2002 write down of Gemstar-TV Guide International, Inc. (“Gemstar”) of $11 billion as compared to a fiscal 2003 write down of $551 million. Also contributing to this improvement was the fiscal 2003 gain realized following the issuance of additional common stock by Fox Entertainment Group, Inc. (“FEG”).

Filmed Entertainment. Revenue at the Filmed Entertainment segment of $7,689 million was flat as compared to the prior year. In local currency, revenue increased 11% primarily due to increased worldwide home entertainment revenues, most notably from the strong worldwide performance of Ice Age and Shallow Hal, and increased worldwide theatrical revenues due to the strong releases of X-2: X-Men United and Daredevil. During fiscal 2003, the Group had several successful theatrical releases, including the domestic theatrical launches and subsequent strong home entertainment performances of Like Mike and Drumline and the international theatrical launches and subsequent strong home entertainment performances of Minority Report and Road to Perdition. Prior year results included the strong worldwide theatrical, worldwide home entertainment and domestic pay-television performances of Planet of the Apes and Dr. Dolittle 2, worldwide theatrical performance of Ice Age and the international theatrical and worldwide home entertainment performance of Moulin Rouge. For the year ended 30 June, 2003, the Filmed Entertainment segment reported Operating income of $1,099 million, a 22% increase as compared to $904 million for the prior year. The increase in Operating income was primarily due to the revenue increases noted above, most notably from Ice Age, and improved margins on DVD product due to increased volume, which were partially offset by increased home entertainment marketing costs. At Twentieth Century Fox Television (“TCFTV”), for the year ended 30 June, 2003, contributions increased due to increased worldwide home entertainment revenues for 24, Angel, Buffy the Vampire Slayer and The Simpsons, higher network revenues for The Practice and the domestic syndication of The X-Files and King of the Hill. Improved profit rates on series due to DVD products and lower series production costs due to fewer episodes being produced also contributed to TCFTV’s increased results.

Television. Revenues for the Television segment of $8,162 million were consistent as compared to $8,160 million reported in the corresponding period of the prior year. Decreases at the Fox Broadcasting Company (“FOX”) were partially offset by increased revenues at STAR. Operating income for the Television segment for the year ended 30 June, 2003 increased 67% to $1,459 million from $873 million in the prior year. This increase was due to improved results across all of the Television businesses.

For the year ended 30 June, 2003, the Group’s television stations’ revenues were consistent as compared to the corresponding period of the prior year. In local currency, a 13 % revenue increase primarily resulted from higher advertising revenues, the impact of the stations acquired with the purchase of Chris-Craft Industries, Inc. (the “Acquired Stations”) and the acquisition of WPWR. Advertising revenues in the 26 markets of the Group’s 35 owned and operated television stations (“O&Os”) continued to improve versus the prior year, up approximately 9%. This increase is primarily due to the market rebounding and heavy political spending. Automotive, movies, telecommunications and political spending are all stronger than the prior year. The revenue increases noted above contributed to the Group’s O&Os market share increase of 1.4 percentage points from the prior year. This market share gain was partially offset by heavy political spending on competitor stations this year, the loss of the New York Yankee broadcasts in the New York market and the loss of the Boston Red Sox broadcasts in the Boston market. For the year ended 30 June, 2003, the Group’s O&Os reported an Operating income increase of 11% over fiscal 2002. This increase was due to the revenue increases noted above and lower local program production costs as a result of the non-renewal of New York Yankee and Boston Red Sox baseball game broadcasts. This increase was partially offset by higher fringe benefits expenses, a full year of the Acquired Stations’ operating expenses in the current year, higher marketing costs to promote the FOX prime time schedule and operating expenses of WPWR.

For the year ended 30 June, 2003, FOX’s revenues decreased 2% from the corresponding period of the prior year. In local currency, FOX’s revenues increased 10% due to higher ratings and pricing increases for prime time programming, most notably from American Idol and Joe Millionaire, higher ratings for the National Football League (“NFL”), and the DAYTONA 500, which was not telecast on FOX in the prior year. These increases were partially offset by the non-recurring telecast of the Super Bowl on FOX in the prior year. Operating losses for FOX improved 68% from the corresponding period of the preceding year. These operating improvements were driven by the revenue increases in local currency noted above and lower programming rights costs due to the non-recurring telecast of the Super Bowl on FOX in the prior year. These improvements were partially offset by higher prime time license fees for returning series, increased costs for series cancellations, higher programming costs related to the Group’s US sports contracts, and increases in advertising expenses for prime time series.

For the year ended 30 June, 2003, STAR’s revenues increased 5% from the corresponding period of the prior year. Subscription revenues increased 22% due to an increase in subscribers and average affiliate fees. Advertising revenues grew 9% due to the increasing popularity of the STAR channels in Taiwan and India and STAR Plus continuing to maintain its leadership position in India. For the year ended 30 June, 2003, STAR reported Operating income of $12 million as compared to a loss of $44 million in the corresponding period of the prior year, an increase of 128%. This increase primarily resulted from the increase in revenues noted above, partially offset by increased expenses, increased advertising and promotional costs in India and the expansion of operations in China.

Cable Network Programming. The Cable Network Programming segment reported revenues of $3,891 million for the year ended 30 June, 2003, an increase of 9% from $3,569 million in fiscal 2002. This increase reflects improved results across all of the Cable Network Programming channels. Also contributing to this increase was the full year consolidation of the Sunshine Network (“Sunshine”) and Fox Sports International. Fox News Channel’s (“Fox News”), FX Network’s (“FX”) and the majority-owned regional sports networks’ (“RSNs”) revenues increased 24%, 3% and 3%, respectively.

At Fox News, advertising revenues increased 85% in local currency from the prior year due to improved ratings and increased pricing, partially offset by higher pre-emptions. Affiliate revenues increased by 9% in local currency, attributed to an increase in subscribers versus the prior year. As of 30 June, 2003, Fox News reached approximately 83 million Nielsen households, a 3% increase over the prior year.

At FX, advertising revenues increased 25% in local currency over the prior year as a result of increased subscribers and higher pricing. FX affiliate revenues increased 9% in local currency from the prior year, reflecting an increase in subscribers. As of 30 June, 2003, FX reached over 80 million Nielsen households, a 3% increase over the prior year.

At the RSNs, affiliate revenues increased 19% in local currency over the prior year primarily from an increase in direct to home (“DTH”) subscribers and the consolidation of Sunshine. Advertising revenues increased 12% in local currency primarily due to the telecast of more Major League Baseball (“MLB”) and collegiate games and the higher pricing per game for MLB, National Basketball Association (“NBA”) and National Hockey League telecasts resulting from an improved sports advertising market, partially offset by a reduced number of NBA games.

The Cable Network Programming segment reported Operating income of $736 million, an increase of $356 million from the prior year. These improvements were primarily driven by the revenue increases noted above, the prior year bad debt provision related to Adelphia Communications Corporation receivables and the consolidation of Sunshine for the full year. Partially offsetting these improvements were higher expenses for programming enhancements and consumer marketing at Fox News, higher programming costs at FX and Speed Channel, Inc. (“SPEED Channel”), higher average rights fees for professional events at the RSNs and the consolidation of expenses from Sunshine and Fox Sports International for the full year.

Direct Broadcast Satellite Television. In April 2003, the Group and Telecom Italia S.p.A. (“Telecom Italia”) completed the previously announced acquisition of the Italian satellite pay-television platform, Telepiu, S.p.A. (“Telepiu”), from Vivendi Universal for consideration of approximately $1,313 million including the assumption of $602 million indebtedness and a cash payment of $711 million. As a result of the transaction, the Group and Telecom Italia combined Telepiu with Stream S.p.A. (“Stream”) to form SKY Italia, resulting in the Group owning 80.1% of SKY Italia and Telecom Italia owning the remaining 19.9%.

For the two months ended 30 June, 2003, in which the Group consolidated the results of SKY Italia, SKY Italia reported revenues of $340 million. For the two months ended 30 June, 2003, SKY Italia reported an operating loss of $104 million reflecting initial losses from the integration of the two platforms. The integration process is focusing on the subscriber management systems, broadcast operations and programming content to support the new unified platform launched on 31 July, 2003.

Magazines and Inserts. For the year ended 30 June, 2003, the revenues of the Magazine and Inserts segment decreased 4% to $1,583 million from $1,650 million in the corresponding period of the prior year. In local currency, revenues increased 7% from the corresponding period of the prior year due to volume increases at both the Free Standing Insert (“FSI”) business and the InStore advertising business. The volume increase at FSI was due to an increase in market share and the increase at InStore was due to higher demand for their shelf products. Operating income decreased 2% to $438 million in fiscal 2003 from $448 million in the corresponding period of the prior year. In local currency, Operating income increased 9% primarily due to the revenue increases noted above, lower paper costs and lower circulation rates, partially offset by an increase in operating expenses directly correlated to the volume increases at FSI and InStore and higher marketing costs.

Newspapers. The Newspapers segment reported revenue of $4,659 million, which was flat as compared to $4,604 million in the corresponding period of the prior year. For the year ended 30 June, 2003, Operating income at the Newspapers segment was $686 million, a decline of 17% from $822 million reported in the prior year, primarily due to decreases at the UK Newspapers.

For the year ended 30 June, 2003, the UK newspapers’ revenues were consistent as compared to the corresponding period of the prior year due to increases in advertising revenues for fiscal 2003 being offset by declines in circulation revenues. The increase in advertising revenue was driven by growth at The Sun and The News of the World due to higher classified and display advertisements. Circulation revenues declined as a result of cover price reductions at The Sun, partially offset by increased circulation revenues at The Times and The Sunday Times. As a result of the reduction in cover price at The Sun, circulation of The Sun has increased 3% as compared to fiscal 2002. Operating income at the UK Newspapers decreased 29% due to cover price reductions at The Sun and the costs associated with the war coverage and higher employee costs.

For the year ended 30 June, 2003, the Australian newspapers’ revenues increased 5% from the corresponding period of the prior year due to a 6% increase in advertising revenues. Advertising revenues increased due to increases in display advertising driven by strong growth in the national, retail and real estate categories. Circulation revenues increased 2% in fiscal 2003 due to increases in circulation and cover prices. The Australian newspapers’ Operating income increased 10% as compared to fiscal 2002. This operating income increase primarily resulted from the revenue increases noted above, partially offset by an increase in salaries, new editorial costs and increased marketing costs.

Book Publishing. HarperCollins’ revenues of $1,992 million in fiscal 2003 decreased 3% as compared to $2,059 million in fiscal 2002. In local currency, revenues improved 8%, primarily attributable to the strong performances in US General Books, Zondervan and the UK divisions. In fiscal 2003, HarperCollins had 111 titles on the New York Times bestseller lists as compared to 106 in fiscal 2002. During fiscal 2003, 13 titles reached the number one position as compared to nine in the prior year. Notable releases in fiscal 2003 include Prey by Michael Crichton, The Purpose Driven Life by Rick Warren, Let Freedom Ring by Sean Hannity, Who Says Elephants Can’t Dance by Louis V. Gerstner and Unless I’m Very Much Mistaken by Murray Walker. The Lemony Snicket series in the Children’s division continued to contribute significant revenues in fiscal 2003. For the year ended 30 June, 2003, Operating income of $227 million was consistent as compared to $224 million from the corresponding period of the prior year. In local currency, Operating income increased 13% as compared to the prior year as a result of revenue increases noted above and strict cost controls, partially offset by increased operating expenses as a result of higher volume sales.

Net loss from associated entities. Net loss from associated entities of $89 million improved $1,345 million from losses of $1,434 million in fiscal 2002.

	For the year ended 30 June,
	2003	2002	Change	% Change
	(in millions)
The Group’s share of the profit (loss) after income tax of its associated entities consist principally of:
BSkyB	$132	$(51)	$183	359%
Stream, S.p.A.	(294)	(66)	(228)	(345)%
Sky Latin America:
Sky Brasil	(56)	(120)	64	53%
Innova, S. de R.L. de C.V. (Mexico)	(37)	(92)	55	60%
Other	(41)	(78)	37	47%
Fox Sports Cable Networks	44	33	11	33%
FOXTEL	(15)	(15)	—	—%
ESPN Star Sports	3	(11)	14	127%
Other associated entities	105	86	19	22%

Net loss from associated entities after income tax before other items	(159)	(314)	155	49%
Other items after income tax	70	(1,120)	1,190	106%

Net loss from associated entities after income tax and other items	$(89)	$(1,434)	$1,345	94%

Net losses from associated entities for fiscal 2003 improved to $89 million from $1,434 million in fiscal 2002. The reduction in operating losses is primarily due to increased contributions from BSkyB and National Geographic Channel (US) as well as the favorable impact of foreign currency fluctuations in certain Latin American pay television platforms. Included in net losses from associated entities for the year ended 30 June, 2003 are the

Group’s share of asset sale gains recognized by Independent Newspapers Limited, offset by a write down in the value of certain assets of Sky Multi-Country Partners, a Latin American pay television platform. Included in fiscal 2002 is the Group’s equity accounted share of the write off by its associate BSkyB of its investment in KirchPayTV.

Net borrowing costs. Net borrowing costs decreased $209 million for the year ended 30 June, 2003 to $791 million from $1,000 million in fiscal 2002 due to the decreased interest expense related to the redemption of the Fox Sports Networks Notes, the 8 5/8% Notes due 2003 and the 10 1/8% Notes due 2012 during fiscal 2003.

Net income tax (expense) benefit. Net income tax expense of $774 million during fiscal 2003 increased from an expense of $655 million during fiscal 2002. The difference of the net income tax expense of $774 million as compared to the prima facie tax at the statutory rate of $927 million is primarily attributed to benefits received from amortization of certain intangible assets.

Net profit attributable to outside equity interests. Net profit attributable to outside equity interests of $418 million for the year ended 30 June, 2003 increased from $348 million in fiscal 2002 due to increased results at FEG and NDS partially offset by SKY Italia losses.

Net profit (loss) attributable to members of the parent entity. Net profit (loss) attributable to members of the parent entity for the year ended 30 June, 2003 was $1,808 million, an improvement of $13,770 million from a loss of $11,962 million for the corresponding period of the prior year. This improvement was primarily due to the fiscal 2002 write down of Gemstar of $11 billion as compared to a fiscal 2003 write down of $551 million. Also contributing to this improvement was the fiscal 2003 gain realized following the issuance of additional common stock by FEG. The prior year loss primarily relates to the write down of the Group’s carrying value in Gemstar, Stream and KirchMedia as well as the write down of the Group’s US sports contracts for the NFL, MLB and the National Association of Stock Car Auto Racing (“NASCAR”) and Cricket programming rights. These prior year write downs were partially offset by the gains recognized on the sales of Fox Family Worldwide, Inc. (“FFW”), EchoStar Communications Corporation and Outdoor Life Network LLC (“Outdoor Life”).

Results of Operations—Fiscal 2002 vs. Fiscal 2001

The following table sets forth the Group’s operating results by segment, for fiscal 2002 as compared to fiscal 2001.

	For the year ended 30 June,
	2002	2001	Change	% Change
	(in millions)
Revenues:
Filmed Entertainment	$7,714	$6,795	$919	14%
Television	8,160	6,838	1,322	19%
Cable Network Programming	3,569	2,696	873	32%
Magazines & Inserts	1,650	1,675	(25)	(1)%
Newspapers	4,604	4,600	4	0%
Book Publishing	2,059	1,907	152	8%
Other	1,258	1,067	191	18%

Total revenues	$29,014	$25,578	$3,436	13%

Operating income:
Filmed Entertainment	$904	$487	$417	86%
Television	873	1,007	(134)	(13)%
Cable Network Programming	380	197	183	93%
Magazines & Inserts	448	437	11	3%
Newspapers	822	904	(82)	(9)%
Book Publishing	224	205	19	9%
Other	(109)	(144)	35	24%

Total operating income	$3,542	$3,093	$449	15%

Net loss from associated entities	$(1,434)	$(249)	$(1,185)	(476)%
Net borrowing costs	(1,000)	(935)	(65)	(7)%
Dividends on exchangeable preferred securities	(93)	(90)	(3)	(3)%
Other revenues before tax	5,627	3,335	2,292	69%
Other expenses before tax	(17,601)	(4,609)	(12,992)	282%
Change in accounting policy before income tax	—	(1,107)	1,107	100%

Profit (loss) from ordinary activities before income tax	$(10,959)	$(562)	$(10,397)	(1,850)%

Income tax benefit (expense) on:
Ordinary activities before change in accounting policy and other items	$(640)	$(428)	$(212)	(50)%
Other items	(15)	19	(34)	(179)%
Change in accounting policy	—	421	(421)	(100)%

Net income tax benefit (expense)	$(655)	$12	$(667)	(5,558)%

Net profit (loss) from ordinary activities after tax	$(11,614)	$(550)	$(11,064)	(2,012)%
Net profit attributable to outside equity interests	(348)	(196)	(152)	(78)%

Net profit (loss) attributable to members of parent entity	$(11,962)	$(746)	$(11,216)	(1,503)%

Consolidated. News Corporation’s consolidated revenues increased approximately 13% to $29,014 million in fiscal 2002 from $25,578 million in fiscal 2001. This increase was led by increased revenues at the Filmed Entertainment, Television and Cable Network Programming segments.

Consolidated operating income of $3,542 million in fiscal 2002 increased approximately 15% as compared to $3,093 million in fiscal 2001. The Filmed Entertainment and Cable Network Programming segments experienced strong performances, which were partially offset by a decrease from the Television segment.

Net loss from associated entities of $1,434 million increased $1,185 million from $249 million in the prior year. The higher net loss was primarily due to the Group’s share of BSkyB’s write off of its investment in KirchPayTV. Additionally, increased losses were due to unfavorable foreign exchange movements in our Latin American pay television platforms, the first-time inclusion of losses recognized from our Italian pay television platform Stream and reduced profitability of Fox Sports Domestic Cable Networks primarily due to lower revenues and higher costs at Madison Square Garden, an entertainment company owned by Regional Programming Partners.

Net profit (loss) attributable to members of parent entity was a loss of $11,962 million in fiscal 2002 as compared to a loss of $746 million in fiscal 2001. The current year loss primarily relates to the write downs in the Group’s carrying value of its investments in Gemstar, Stream and KirchMedia. Also contributing to this loss was the Group’s write down of its U.S. national sports rights contracts for MLB, NASCAR, the NFL and non-U.S. cricket programming rights. These write downs were partially offset by the gain on the sale of the Group’s interest in FFW. Fiscal 2001 losses primarily related to the loss incurred for the restructuring of the Healtheon/WebMD transaction, the write off of the One.Tel investment and increased new media related investment write downs.

Filmed Entertainment. Revenues increased $919 million, or approximately 14%, from $6,795 million in fiscal 2001 to $7,714 million in fiscal 2002. This increase is due to the worldwide theatrical and home entertainment and domestic pay-television performance of Planet of The Apes, domestic theatrical and home entertainment performance of Kiss of the Dragon, the worldwide theatrical performance of Ice Age, the worldwide home entertainment performances of Moulin Rouge and Dr. Dolittle 2 and library titles released on DVD. Fiscal 2001 results included the worldwide theatrical and worldwide home entertainment and domestic pay-television performance of X-Men, the international television sales of Titanic and the worldwide home entertainment performance of library titles. Additionally, at TCFTV, increased syndication revenues for NYPD Blue and King of the Hill, higher license fees for Buffy the Vampire Slayer, Dharma and Greg and The Practice and increased worldwide home entertainment and international free-television revenues for The Simpsons contributed to the increase in revenues. Operating income increased to $904 million in fiscal 2002 from $487 million in fiscal 2001, an increase of approximately 86%. This increase is due to the revenue increases noted above, compared to the prior year’s results, which were partially offset by the disappointing results of Monkeybone, Say It Isn’t So and The Legend of Bagger Vance.

Television. Revenues increased $1,322 million, or approximately 19% from $6,838 million in fiscal 2001 to $8,160 million in fiscal 2002. This increase in revenues is due primarily to the inclusion of the Acquired Stations that were acquired in July 2001, and the increase in advertising revenues from the telecast of the Super Bowl at FOX, which was not telecast on FOX in the prior year. Also impacting revenues was an estimated 1.4 percentage point gain in market share over the prior year at the Fox Television Stations (“FTS”), $162 million of revenue recognized from the sale of the MLB divisional series rights to ABC Family, and increased advertising revenue for MLB due to additional postseason games compared to the prior year. Partially offsetting these increases was the soft advertising environment prevalent for much of the year in the U.S., which was further weakened by the terrorist attacks on September 11th. Operating income decreased to $873 million in fiscal 2002 from $1,007 million in fiscal 2001, a decrease of approximately 13%. The decrease in operating income was primarily related to increased programming costs at FTS and at FOX resulting from more MLB games shown than in the prior year and higher primetime license fees, the telecast of the Super Bowl during fiscal 2002 and license fees for Star Wars Episode I: The Phantom Menace.

At STAR, continued increases in both subscriber and advertising revenues contributed to overall revenue growth for fiscal 2002 as compared to fiscal 2001. Increased subscription revenues were generated from pricing increases and subscriber growth. Advertising revenue increases are attributable to Kahaani Ghar Ghar Ki and Kyunki Saas Bhi Kabhi Bahu Thi, the top Indian cable shows on STAR Plus (cable and satellite channel in India). These revenue gains were partially offset by increased programming costs at STAR News and increased production costs.

Cable Network Programming. Revenues of $3,569 million increased 32% as compared to fiscal 2001 revenues of $2,696 million due to a combination of subscriber growth and improved ratings primarily at the Fox News and FX, as well as the acquisition of SPEED Channel in July 2001. At Fox News, a 72% increase in advertising revenue was driven by improved ratings, partially offset by lower national sell-out and pre-emptions. Affiliate revenues increased 31% at Fox News which was attributable to an 18% increase in subscribers. As of 30 June, 2002, Fox News reached 80 million U.S. cable and DBS households, an increase of 12 million households over the prior year. FX affiliate revenues increased 22%, reflecting a 20% increase in average households over the prior year. As of 30 June, 2002, FX reached over 78 million U.S. DBS and cable households, an increase of 13 million households over the prior year. Despite the difficult advertising sales market, FX advertising revenues increased 26% over the prior year, as the result of an increase in average audience and higher ratings, primarily due to the success of The Shield, which was partially offset by declines in pricing. Affiliate revenues increased 13% at the RSNs primarily from increased average cable rates per subscriber, as well as increases in total reached U.S. cable and DBS households. Operating income increased 93% to $380 million as compared to $197 million in fiscal 2001. This significant increase relates primarily to the increased revenues across all channels. Fox News improved results were driven by significant gains in subscriber base and advertising revenues from higher pricing and improved ratings, which was only partially offset by higher costs associated with breaking news events and programming expenses. At the RSNs, increased affiliate revenues were partially offset by increased operating expenses related to an increased number of professional sports events and higher average rights fees associated with new professional sports rights agreements at the RSNs. FX revenue increases of 17% were only partially offset by increased programming and marketing expenses due to the fall line-up and The Shield.

Magazines and Inserts. Revenues of $1,650 million in fiscal 2002 decreased $25 million as compared to $1,675 million reported in fiscal 2001. Operating income increased from $437 million to $448 million in fiscal 2002. This decrease in revenues is due to lower advertising volume and rates from free-standing inserts and lower revenue from instant coupon machines. The operating income increase is due to cost reductions in printing, paper, media and field expenses which more than offset by the revenue shortfalls noted above.

Newspapers. Revenues were flat at $4,604 million in fiscal 2002 compared to $4,600 million in fiscal 2001. Operating income decreased by 9% to $822 million in fiscal 2002 from $904 million in fiscal 2001. In the U.K., lower advertising volume and advertising rates were partially offset by circulation revenue gains across all major titles due to cover price increases and a decrease in production costs. In Australia, lower advertising revenues and higher newsprint costs were partially offset by increased circulation revenue due to cover price increases. In the U.S., increased circulation and advertising revenue were more than offset by increased costs related to the new printing plant at the New York Post.

Book Publishing. Revenues increased approximately 8% from $1,907 million in fiscal 2001 to $2,059 million in fiscal 2002. Operating income was $224 million, a 9% increase over the prior year’s operating income of $205 million. These increases were driven by the strong performance in the U.K. of Pamela Stephenson’s biography of comedian Billy Connolly and J.R.R. Tolkien’s Lord of the Rings Trilogy, coupled with a successful children’s program and local publishing programs in Canada and Australia/New Zealand. HarperCollins had 106 titles on the New York Times’ bestsellers list during the year, including nine titles that reached the number 1 spot.

Net loss from associated entities. Net loss from associated entities of $1,434 million increased $1,185 million from $249 million in fiscal 2001.

	For the year ended 30 June,
	2002	2001	Change	% Change
	(in millions)
The Group’s share of the profit (loss) after income tax of its associated entities consist principally of:
BSkyB	$(51)	$(76)	$25	33%
Stream, S.p.A.	(66)	—	(66)	—
Sky Latin America:
Sky Brasil	(120)	(101)	(19)	(19)%
Innova, S. de R.L. de C.V. (Mexico)	(92)	(52)	(40)	(77)%
Other	(78)	(63)	(15)	(24)%
Fox Sports Cable Networks	33	89	(56)	(63)%
FOXTEL	(15)	(11)	(4)	(36)%
ESPN Star Sports	(11)	(23)	12	52%
Other associated entities	86	75	11	15%

Net loss from associated entities after income tax before other items	$(314)	$(162)	$(152)	(94)%
Other items after income tax	(1,120)	(87)	(1,033)	(1,187)%

Net loss from associated entities after income tax and other items	$(1,434)	$(249)	$(1,185)	(476)%

The higher net loss was primarily due to the Group’s share of BSkyB’s write off of its investment in KirchPayTV. Additionally, increased losses were due to the unfavorable foreign exchange movements in our Latin American pay television platforms, losses recognized from our Italian pay television platform Stream and reduced profitability of Fox Sports Domestic Cable Networks primarily due to lower revenues and higher costs at Madison Square Garden.

Net borrowing costs. Net borrowing costs increased to $1,000 million in fiscal 2002 from $935 million in fiscal 2001. This increase is due to lower rates of return on cash balances, which was partially offset by a decrease in interest expense due to the redemption of certain debt.

Net income tax benefit (expense). Net income tax expense of $655 million during fiscal 2002 decreased from a benefit of $12 million during fiscal 2001. Net income tax expense of $655 million was recognized in fiscal 2002 as opposed to an income tax benefit of $2,858 million that would have been recognized if the statutory rate had been applied without adjustments. The difference is primarily due to the exclusion of the Gemstar write down, as it is not expected to be realized in the future.

Net profit (loss) attributable to members of parent entity. Net profit (loss) attributable to members of the parent entity was a loss of $11,962 million in fiscal 2002 as compared to a loss of $746 million in fiscal 2001. The current year loss primarily relates to the write downs in the Group’s carrying value of its investments in Gemstar, Stream and KirchMedia. Also contributing to this loss was the Group’s write down of its U.S. national sporting contracts for MLB, NASCAR, the NFL and non-U.S. cricket programming rights. These write downs were partially offset by the gain on the sale of the Group’s interest in FFW. Fiscal 2001 losses primarily related to the loss incurred for the restructuring of the Healtheon/WebMD transaction, the write off of the One.Tel investment and increased new media related investment write downs.

Liquidity and Capital Resources

The Group’s principal sources of cash flow are internally generated funds; however, as additional sources of funding, the Group has access to the worldwide capital markets, a revolving credit facility of US$1.75 billion and various film financing alternatives and as of 30 June, 2003, the Group had consolidated cash and cash equivalents of $6.7 billion. Management of the Group believes that funds available from cash flows from operations and alternative sources will be adequate for the Group to conduct its operations. The Group’s internally generated funds are highly dependent upon the state of the advertising market and public acceptance of film products. Any significant decline in the advertising market or the performance of its films could adversely impact its cash flows from operations.

The principal uses of cash flow that affect the Group’s liquidity position include the following: investments in the production and distribution of new feature films and television programs, the acquisition of and payments under programming rights for entertainment programming and sporting events, operational expenditures, capital expenditures, investments in associated entities, interest expense and income tax payments.

Cash flows provided by operating activities during the fiscal years ended 30 June, 2003, 2002 and 2001 were $2,483 million, $3,078 million and $920 respectively. During the year ended 30 June, 2003, higher sports rights payments at the Television segment, increased contributions to pension plans and increased receivables at the Book Publishing and Newspaper segments contributed to the decrease in cash provided by operating activities. Partially offsetting these uses of cash, was increased net profit attributable to members of the parent entity of $1,808 million (after consideration of non-cash activity).

Cash used in investing activities were $1,797 million during fiscal year 2003. Fiscal 2002 had cash flows provided by investing activities of $400 million. Fiscal 2001 had cash flows used in investing activities of $1,779 million. The year ended 30 June, 2003 included the purchase of WPWR and a controlling interest in SKY Italia, as well as investments in Stream, the National Geographic Channels and the Latin American pay television platforms. Investing activities in fiscal 2002 were $2,179 million lower than fiscal 2001 primarily due to proceeds received from the sales of FFW and Outdoor Life.

Cash flows provided by financing activities were $456 million during fiscal year 2003. Fiscal 2002 had cash flows used by financing activities of $2,333 million. Fiscal 2001 had cash flows provided by financing activities of $1,188 million. During fiscal year 2003, the Group issued $3.2 billion in debt and exchangeable securities as well as an issuance of shares of $1.9 billion, primarily resulting from the secondary issue made by FEG in December 2002. Partially offsetting this was the redemption of $3.7 billion in non-current interest bearing liabilities and exchangeable securities as well as $0.7 billion as cash collateral for SKY Italia long-term debt. Financing activities in fiscal 2002 included the redemption of $1,639 million of debt and $443 million related to the settlement of the MCI and other obligations.

On 27 June, 2003, News America Incorporated, a subsidiary of the Group, terminated its existing Revolving Credit Agreement (the “Prior Credit Agreement”) and entered into a new US$1.75 billion ($2.6 billion) Five Year Credit Agreement (the “New Credit Agreement”) with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. The News Corporation Limited, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the “Guarantors”) under the New Credit Agreement. The New Credit Agreement provides a US$1.75 billion ($2.6 billion) revolving credit facility with a sub-limit of US$600 million ($904 million) available for the issuance of letters of credit, and expires on 30 June, 2008. Borrowings are in US dollars only, while letters of credit are issuable in US dollars or Euros. The significant terms of the agreement include the requirement that the Group maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Group pays a facility fee of 0.20% regardless of facility usage. The Group pays interest for borrowings and letters of credit at LIBOR plus 0.675%. The Group pays an additional fee of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Group’s current debt rating. On 27 June, 2003, letters of credit representing €119 million ($205 million) were issued under the New Credit Agreement.

Total unused credit facilities as at 30 June, 2003 amounted to $2,637 million (2002 $3,546 million).

Subsequent to 30 June, 2003, additional letters of credit representing €120 million ($204 million) were issued under the New Credit Agreement.

The New Credit Agreement and the indentures governing certain debt instruments (the “Indentures”) each contain various covenants affecting News Corporation. Covenants and provisions contained in the New Credit Agreement among other things: (i) prohibit the Reporting Group, as defined in the New Credit Agreement, from incurring indebtedness if at the time of such incurrence a default under the New Credit Agreement has occurred and is still continuing; (ii) require the Reporting Group to maintain certain financial ratios; and (iii) limit certain corporate acts of the Reporting Group, such as the creation of liens and the entrance into transactions with affiliates. Among other things, the Indentures limit News Corporation’s ability to (i) incur, issue, assume, guarantee or otherwise become liable with respect to indebtedness; (ii) purchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, and any subordinated indebtedness; (iii) create, assume, incur or suffer to exist liens on property; (iv) use the proceeds from asset sales; and (v) pay dividends or make distributions.

The Group’s principal operations are in the U.S., Europe and Australasia. Cash is managed centrally within each of the three regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, local overdrafts are available to be drawn.

News Corporation was in compliance with all covenants and had satisfied all financial ratios and tests contained in its long-term debt obligations as of 30 June, 2003 and expects to remain in compliance and satisfy all such financial ratios and tests. News Corporation expects that compliance with the covenants contained in its long-term debt obligations will not have a material adverse effect on its business and operations.

As of 30 June, 2003, News Corporation’s debt ratings, by Moody’s (Ba1 for subordinated notes and Baa3 for senior unsecured notes) and Standard & Poors (BBB-) were within the investment grade scale.

Redemptions of Debt

During fiscal year 2003, the Group redeemed $3,673 million of debt. The Group recognized an aggregate loss of approximately $143 million on the following early extinguishments of debt.

•	In June 2002, the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discount Notes due August 2007. The Group recognized a loss of $80 million in fiscal 2002 on the irrevocable early extinguishment of the debt. The redemption was completed in August 2002.

•	In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal amount of 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. The Group recognized a loss of US$45 million ($76 million) on the early redemption of the 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance.

•	Also in March 2003, 8,247,953 exchangeable Trust Originated Preferred Securities (“TOPrS”) and related warrants were redeemed by the Group using proceeds from the issuance of Beneficial Unsecured Exchangeable Securities (“BUCS”). The Group recognized a loss of US$37 million ($64 million) on early redemption of the TOPrS (including the write off of deferred issuance costs), which is included within Other expenses in the Statement of Financial Performance.

Issuances of Debt

During fiscal year 2003, the Group issued $3,172 million of debt.

•	In March 2003, the Group issued US$150 million of 4.750% Senior Notes due March 2010 and US$350 million of 6.55% Senior Notes due March 2033 at a discount. Proceeds from the issuance of these new Senior Notes were used to purchase the 8 1/2% Senior Notes due February 2005 and for general corporate purposes.

•	On 30 April, 2003, in connection with its acquisition of Telepiu, the Group assumed Telepiu’s obligations under its €350 million ($602 million) 5.625% Guaranteed Notes due 2004 (the “Eurobonds”). The Eurobonds mature on 29 July, 2004 and accrue interest at 5.625% per annum with annual interest payments made on each anniversary date. The Group procured the issuance of a letter of credit for the benefit of the holders of the Eurobonds and established a cash collateral account, reflected as Cash on Deposit on the Statement of Financial Position, to make any required payments on the Eurobonds and secure the Group’s obligations under the letter of credit. Subsequent to 30 June, 2003, certain Eurobond holders exercised their option to require the Group to purchase approximately €126 million ($217 million) aggregate principal amount of Eurobonds. The Group made payment of the principal amount and accrued interest on 19 August, 2003 from the cash collateral account.

•	During 2003, News Corporation Finance Trust II (the “Trust”) issued an aggregate of US$1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Group and certain of its subsidiaries. On or after 2 April, 2004, at the holders’ option, the BUCS are exchangeable into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per US$1,000 original liquidation amount of BUCS. The trust may pay the exchange market value of each BUCS in cash, by delivering ordinary shares of BSkyB, or a combination of cash and ordinary shares of BSkyB.

The Group has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Group’s material firm commitments at 30 June, 2003.

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
	(In millions)
Contracts for Capital Expenditure
Plant and machinery	$118	$15	$3	$—	$136
Operating Leases (a)
Land and buildings	274	497	473	1,962	3,206
Plant and machinery	288	436	323	422	1,469

	562	933	796	2,384	4,675

Other Commitments
Unsecured loans payable	—	804	527	11,000	12,331
Term loans	33	65	—	—	98
Exchangeable securities	—	—	—	2,084	2,084
New Millennium II Preferred Interest	760	388	—	—	1,148
News America Marketing (b)	106	140	5	—	251
Major League Baseball (c)	532	1,270	701	—	2,503
National Football League (d)	1,092	2,381	—	—	3,473
National Association Stock Car Auto Racing (e)	293	812	790	245	2,140
Cricket (f)	65	227	180	—	472
Other including programming (g)	3,656	3,901	2,077	2,417	12,051

	6,537	9,988	4,280	15,746	36,551

Total commitments, borrowings and contractual obligation	$7,217	$10,936	$5,079	$18,130	$41,362

The Group also has certain contractual arrangements in relation to certain associates that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group does not expect that these contingent guarantees will result in any material amounts being paid by the Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Group expects to incur an obligation to make payments during that time frame.

	Amount of Commitment Expiration Per Period
	1 year	2-3 years	4-5 years	After 5 years	Total
	(In millions)
Sports rights (h)	$111	$149	$167	$1,091	$1,518
Transponder leases (i)	48	90	83	293	514
Star Channel (j)	40	35	—	—	75
Other	2	4	74	105	185

	$201	$278	$324	$1,489	$2,292

(a)	The Group leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through 2036. In addition, the Group leases various printing plants, which expire at various dates through 2094.
(b)	News America Marketing (“NAM”), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers.

(c)	The Group’s contract with MLB grants the Group rights to telecast certain regular season and all postseason MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately US$1.7 billion ($2.5 billion) as of 30 June, 2003. For the duration of the term of its contract with MLB, the Group has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicense fee aggregating US$495 million ($746 million) over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.
(d)	Under the Group’s contract with the NFL through 2006, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately US$2.3 billion ($3.5 billion) as of 30 June, 2003, and are payable over the remaining term of the contract. This contract provided the NFL with the option to renegotiate the programming rights to broadcast certain football games at the end of the 2002 football season. This option was not exercised and expired in February 2003.
(e)	The Group’s contracts with NASCAR, which contain certain termination clauses, give the Group rights to broadcast certain NASCAR races through fiscal 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing SPEED Channel through fiscal 2013. The remaining future minimum payments aggregated approximately US$1.4 billion ($2.1 billion) as of 30 June, 2003, and are payable over the remaining terms assuming no early terminations.
(f)	The Group acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council (“ICC”) cricket events for a minimum guarantee of US$550 million ($887 million) through fiscal year 2007. The Group has guaranteed this contract and has been granted the first right of refusal and the last right to match the highest bid received for the broadcast rights in their respective territories. As of 30 June, 2003, the remaining minimum guarantee is $472 million over the remaining term.
(g)	The Group’s minimum commitments and guarantees under certain other programming, local sports broadcast rights, players, licensing, telecommunications services and other agreements aggregated approximately $12,051 million at 30 June, 2003.
(h)	The Group has guaranteed various sports rights agreements for certain associated entities which aggregate approximately US$1,007 million ($1.5 billion) (2002 US$1,050 million ($1.9 billion)) and extend through 2019.
(i)	The News Corporation Limited has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees is approximately US$341 million ($514 million) (2002 US$355 million ($675 million)) and extends to 2019.
(j)	The Group has guaranteed a bank loan facility of $75 million for Star Channel Japan pro rata with the Group’s ownership interest (17.78%). The facility covers a term loan of $35 million which matures in September 2005 and an agreement for overdraft of $40 million.

New Millennium II

On 30 March, 2001, the Group’s film distribution arrangement with New Millennium Investors LLC (“New Millennium”) expired. The Group acquired the outstanding equity of New Millennium and repaid all of New Millennium’s existing debt, resulting in the acquisition of film inventories of US$650 million ($1,314 million) and the elimination of current and non-current payables of US$117 million ($237 million). Concurrently, the Group entered into a new series of film rights agreements whereby a controlled consolidated entity of the Group, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of the Group, between 2001 and 2005 (these film rights agreements, as amended, are collectively referred to as the “New Millennium II Agreement”). NM2 is a separate legal entity from the Group and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated Statement of Financial Position as outside equity interests in controlled entities. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on US commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments.

The net change in Preferred Interest outstanding was US$88 million ($133 million) and US$8 million ($14 million) for the years ended 30 June, 2003 and 2002, respectively. These amounts were comprised of issuances by the Group of additional Preferred Interest under New Millennium II in the amount of US$520 million ($783 million) and

US$657 million ($1,165 million) and redemptions by the Group of Preferred Interest of US$608 million ($916 million) and US$649 million ($1,150 million) during fiscal year 2003 and 2002, respectively.

At 30 June, 2003, there was $1,148 million (2002 $1,507 million) of Preferred Interest outstanding, which is included in the Statement of Financial Position as outside equity interest in controlled entities, with the Preferred Payments recorded in the Statement of Financial Performance as outside equity interest.

A Ratings Trigger Event for the above agreement would occur if the Group’s debt rating:

(i)

(a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case, the Group has not, within ten business days after the occurrence of such event, provided credit enhancement so that the resulting agreement is rated at least BB+ and Ba; or

(ii)

(a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than US$25 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur, then (a) no new films will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

During the year ended 30 June, 2003, no Ratings Trigger Event occurred. If a Ratings Trigger Event were to occur, then US$425 million ($640 million) (or approximately 56% of the outstanding balance at 30 June, 2003) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

Acquisitions and Dispositions

WebMD

As a result of the restructure of the Group’s investment in Healtheon/WebMD (“WebMD”) in fiscal 2001, the Group swapped out of its preferred stock investment and recognized an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred stock the Group received the ownership interest in The Health Network (“THN”), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of $426 million related to this restructuring. The Group subsequently sold its interest in THN for consideration valued at $433 million.

RSN North

In February 2001, Fox Sports Networks LLC (“Fox Sports Networks”), acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports Networks, Viacom and Comcast Corporation (“Comcast”) and a Purchase Agreement between Viacom and Comcast for approximately US$40 million ($79 million).

Home Team Sports

In February 2001, Fox Sports Networks sold its approximate 34% limited partnership interest in Home Team Sports, in a non-cash exchange for new or amended cable carriage arrangements (the “Carriage Arrangements”) related to the distribution of certain of the Group’s programming services on cable systems. The value ascribed to the Carriage Arrangements was $89 million and was based upon the value of similar cash transactions that the Group had completed. The Group has recognized a gain of approximately $80 million related to this transaction for the year ended 30 June, 2001.

Taiwan Cable Group (“China Network System”)

In April 2001, STAR purchased a 20% interest in each of the Koos’ Group’s (“Koos”) 15 cable systems in Taiwan. The aggregate purchase price for this transaction was $474 million. As of June 2003, STAR had aggregate interests of up to 23% in 17 cable systems throughout Taiwan, including systems affiliated with Koos. The Group accounts for this investment under the equity method of accounting from the date of acquisition. Koos is a leading business group based in Taiwan encompassing finance, telecommunications, entertainment and other businesses.

The Golf Channel

In June 2001, the Group sold its 31% interest in The Golf Channel for total consideration of approximately $695 million, of which $676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of $476 million in relation to this transaction.

Chris-Craft

In July 2001, the Group, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately US$2.0 billion ($3.5 billion) in cash and the issuance of 68,854,209 American Depositary Receipts (“ADRs”) representing 275,416,836 preferred limited voting ordinary shares valued at $4.4 billion. Simultaneously with the closing of the acquisition, the Group transferred US$3,432 million ($4,438 million) of certain net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG’s Class A Common Stock (the “Exchange”), thereby increasing the Group’s ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the FCC for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG’s existing television station business.

The Group consolidated the operations of the Acquired Stations, as of the date of Exchange, 31 July, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated as of the Exchange due to regulatory requirements which precluded the Group from controlling the station and required its disposal (see description for Clear Channel swap below).

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, in November 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith Swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. The stations received in the Station Swaps have been independently appraised at the same fair values as those Acquired Stations that were exchanged. Accordingly, no gain or loss was recognized by the Group as a result of the Station Swaps.

SPEED Channel

In July 2001, as a result of the exercise of rights by existing shareholders of Speedvision Network, LLC, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“SPEED Channel”) for US$401 million ($789 million). This acquisition resulted in the Group owning 85.46% of SPEED Channel. As a result, the Group has consolidated the results of SPEED Channel from July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in SPEED Channel for approximately US$111 million ($221 million) bringing the Group’s ownership percentage to 100%.

Outdoor Life

On 25 July, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life for approximately $608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life. On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG’s ownership interest in Outdoor Life for $977 million in cash. Upon the closing of the sale, the Group recognized a gain of $271 million.

Fox Family Worldwide

In October 2001, a subsidiary of the Group, FOX, Haim Saban and the other shareholders of FFW, sold FFW to The Walt Disney Company (“Disney”) for total consideration of approximately $10.3 billion (including the assumption of certain debt), of which approximately $3.2 billion was in consideration of the Group’s interest in FFW. As a result of this transaction, the Group recognized a gain on sale of $2,323 million. In addition, the Group sublicensed certain post-season MLB games through the 2006 MLB season to Disney for aggregate consideration of approximately $1.2 billion, payable over the entire period of the sublicense.

Fox Sports International

The Group and Liberty Media Corporation (“Liberty”) at 30 June, 2001 each owned 50% of Fox Sports International. In July 2001, under a pre-existing option, Liberty exercised its right to sell its 50% interest in Fox Sports International to the Group in exchange for an aggregate 3,673,183 ADRs representing 14,692,732 preferred limited voting ordinary shares valued at $180 million. The transaction closed in December 2001. Under the terms of this transaction, the Group transferred the acquired interest in Fox Sports International to FEG in exchange for the issuance of 3,632,269 FEG Class A Common Stock. This issuance increased the Group’s interest in FEG from 85.25% to 85.32%, while its voting interest remained at 97.8%.

Sunshine

In January 2002, the Group acquired an additional 23.3% voting interest in Sunshine for approximately $41.3 million. This resulted in the acquisition of a controlling financial interest in Sunshine and increased the Group’s ownership percentage in Sunshine to approximately 93%. In February 2002, the Group acquired an additional approximate 0.4% interest in Sunshine. Since the Group obtained a controlling financial interest upon acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Group as it is now under the control of the Group.

WPWR-TV

In August 2002, the Group acquired the television station WPWR-TV in the Chicago designated market area from Newsweb Corporation for US$425 million ($640 million) in cash.

FEG

In November 2002, FEG sold 50 million shares of its Class A Common Stock pursuant to an underwritten public offering. The net proceeds received by FEG were approximately US$1.2 billion ($1.8 billion) and were used to repay intercompany indebtedness. Upon consummation of the offering, the Group’s equity and voting interest in FEG decreased from 85.32% and 97.84% to 80.58% and 97%, respectively. The resulting gain has been recorded as Other revenue.

Gemstar-TV Guide

In July 2000, TV Guide, Inc. (“TVG”) completed a merger with Gemstar International Group Limited (“Gemstar”) pursuant to which TVG became a wholly-owned subsidiary of Gemstar which was renamed Gemstar-TV Guide International, Inc. (“Gemstar – TV Guide”). The Group’s ownership of the merged entity at July 2000 was 21.38%. In May 2001, the Group acquired 80% of Liberty’s 21.3% interest in Gemstar-TV Guide in exchange for 121.5 million ADRs representing 486 million preferred limited voting ordinary shares of the Group. The acquisition by the Group of a further interest in Gemstar-TV Guide through the issuance of preferred shares was a non-cash transaction, with investments and contributed equity increasing by $7,920 million. In December 2001, the Group acquired the remaining 20% of Liberty’s interest in Gemstar-TV Guide in exchange for 28.8 million ADRs of the Group representing 115.2 million preferred limited voting ordinary shares valued at $1,407 million. This acquisition was a non-cash transaction, with investments and contributed equity increasing by $1,407 million. As a result of this transaction, the Group’s ownership interest in Gemstar-TV Guide increased to 42.9% (42.9% at 30 June, 2002). As at 30 June, 2002, the Group owned 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of $11.1 billion. The charge was determined by reference to Gemstar-TV Guide’s share price at 28 June, 2002 of US$5.39 ($9.56) per share. During fiscal 2003, Gemstar-TV Guide’s market value continued to decline and the Group considered several factors to determine if an additional charge was required. As a result of this review, the Group recorded a $551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to US$3.75 ($6.66) per share to reflect a permanent decline in value.

Liberty Media Transaction

In March 2003, the Group and Liberty entered into an agreement under which Liberty has the right, prior to 30 September, 2003, to purchase US$500 million ($835 million) of the Group’s preferred limited voting ordinary ADRs, at US$21.50 ($35.93) per ADR. If Liberty does not exercise its right, the Group can require Liberty to purchase US$500 million ($835 million) of its preferred limited voting ordinary ADRs, at this price should the Group acquire an ownership interest in Hughes Electronics Corporation prior to 27 March, 2005.

Telepiu

In April 2003, the Group acquired a controlling interest in Stream, which concurrently acquired all of the outstanding stock of Telepiu, a majority-owned subsidiary of Vivendi Universal and Stream’s only direct competitor in the Direct Broadcast Satellite Television business in Italy. The aggregate consideration paid for Telepiu consisted of €438 million ($711 million) in cash and the assumption of €350 million ($602 million) in indebtedness. The excess purchase price over the fair value of the net assets acquired of $1,524 million is reported within publishing rights, titles and television licenses.

Telepiu has been merged with Stream, and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group’s Consolidated Statement of Financial Performance from 30 April, 2003, the date of acquisition, and is presented in a new segment, Direct Broadcast Satellite Television. As a result of the acquisition, commencing 30 April, 2003, the Group ceased to equity account its share of Stream’s results.

Hughes Electronics

In April 2003, the Group, General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) reached an agreement in which the Group would acquire 34% of Hughes. The Group will acquire GM’s 19.9% interest in Hughes for approximately US$3.8 billion ($5.7 billion), of which US$768 million ($1,157 million) of the consideration may be paid in preferred ADRs. The Group will acquire through a merger an additional 14.1% of Hughes for approximately US$2.7 billion ($4.1 billion) that is payable, at the Group’s option, in cash or preferred ADRs. Simultaneously with the closing of this transaction, the Group will transfer its 34% ownership interest in Hughes to FEG in exchange for promissory notes representing US$4.5 billion ($6.8 billion) and approximately 74.2 million shares of FEG’s Class A Common Stock. This will increase the Group’s ownership interest in FEG from 80.6% to approximately 82%, whilst its voting percentage of FEG will remain at 97%. The closing of this transaction is subject to a number of conditions, including approval by GM’s shareholders and regulatory approvals.

Subsequent Events

On 19 September, 2003, the Group purchased substantially all of the outstanding equity of Tintagel Investors L.L.C. (“Tintagel”), the entity that currently holds the Preferred Interest in NM2, for US$25.5 million ($38.3 million) plus accrued and unpaid Preferred Payments in the amount of approximately US$106,000 ($159,109). As a result of the acquisition of this equity interest, the Group will consolidate the assets and liabilities of Tintagel for accounting purposes. The 30 June, 2003 outstanding NM2 Preferred Interest of US$762 million ($1,148 million), included in Outside equity interests in controlled entities prior to the acquisition, will be eliminated upon consolidation; and Tintagel’s 30 June, 2003 outstanding indebtedness of US$736 million ($1,109 million) will now be included in Interest bearing liabilities on the consolidated statements of financial position of the Group. After the acquisition, Tintagel will continue to be a separate legal entity from the Group with separate assets and liabilities.

Contingencies

Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation) (“Cablevision”) and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Group) formed Regional Programming Partners (“RPP”) to hold various programming interests in connection with the operation of certain Regional Sports Networks (“RSNs”). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers National Hockey League franchise, and the New York Knickerbockers National Basketball Association franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed US$850 million ($1,295 million) in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) US$2.125 billion ($3.2 billion), increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus  1/2%.

In addition, for 30 days following 18 December, 2005 (the “Put Date”) and during certain periods subsequent to the put date so long as RPP has not commenced an initial public offering (“IPO”) of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of its interests in RPP or (ii) consummate an IPO of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three year note with an interest rate of prime plus  1/2%. The determination of the fair market value of the investment in RPP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration received from Rainbow.

In connection with the above transaction, Rainbow and Fox Sports Net formed National Sports Partners (“NSP”) in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net (“FSN”), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners (“NAP”), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following the put date and during certain periods subsequent to the put date, or any subsequent put date so long as NSP and NAP have not commenced an IPO of its securities, Rainbow has the right to cause Fox Sports to, at Fox Sports’ option, either (i) purchase all of Rainbow’s interests in NSP and NAP, or (ii) consummate an initial public offering of NSP’s and NAP’s securities. The purchase price will be the fair market value of Rainbow’s interest in NSP and NAP and the consideration will be, at Fox Sports Net’s option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus  1/2%. The determination of the fair market value of the investments in NAP and NSP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration paid to Rainbow.

In January 2003, FSN exercised its right to put its 50% direct ownership interests in SportsChannel Chicago Associates and SportsChannel Pacific Associates (collectively, the “SportsChannels”) to RPP in connection with the Rainbow Transaction. In March 2003, RPP and FSN agreed on a US$150 million ($252 million) purchase price for the interest in the SportsChannels, payable in the form of a three-year promissory note of a subsidiary of RPP, the terms of which are under negotiation. The transaction is expected to close in the first half of fiscal 2004. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate.

PanAmSat International Systems

In late June 2003, an arbitration award was issued in favor of PanAmSat International Systems against the Group. The arbitration involved a dispute regarding the termination provisions of an agreement to provide satellite transponder capacity over India. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the parties, intends to appeal the award.

NDS

On 6 June, 2003, Echostar Communications Corporation filed an action against NDS Group plc and NDS Americas Inc. (together “NDS”) in the United States District Court for the Central District of California. The complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS believes the claims to be baseless, intends to vigorously defend the action and has filed a motion to dismiss the complaint.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV’s request, the action was filed under seal. Additionally, on 21 October, 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of the Group’s acquisition of a 34% interest in Hughes Electronics Corporation. Upon the closing of the acquisition of the Hughes interest, the litigation and all claims and counter claims alleged therein will be dismissed with prejudice.

On 2 October, 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies’ claims (these claims have since been dismissed) and EchoStar’s claims. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney’s Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the U.S. Attorney’s Office for the Central District of California.

On 25 July, 2003, Sogecable, S.A. and its subsidiary Canalsatelite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies, filed an action against NDS in the United States District Court for the Central District of California. The complaint purports to allege claims for violation of the Digital Millennium Copyright Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for interference with contract and prospective business advantage and common law unfair competition. The complaint seek injunctive relief, compensatory and exemplary damages and restitution. NDS believes the claims to be baseless, intends to vigorously defend the Action and has filed a motion to dismiss the complaint.

Hughes Electronics Transaction

In April 2003, a putative derivative and shareholder class action (Norman Levin v. K. Rupert Murdoch et al., 03 CV 2929) was filed in the United States District Court for the Southern District of New York against FEG’s board members and FEG (as nominal defendant), alleging among other things that in approving the Hughes transaction, they breached their fiduciary duties to FEG’s public shareholders. The action seeks monetary and unspecified equitable relief. FEG and FEG’s board members intend vigorously to defend this action. On 15 July, 2003, defendants moved to dismiss the complaint. On 15 September, 2003, the plaintiff agreed to dismiss the action with prejudice as to himself and without prejudice to putative class members other than himself. On 19 September, 2003, the Court entered the agreed upon order of dismissal.

In April 2003, six putative shareholder class actions were filed in state courts in Delaware (four actions) and California (two actions) against GM and certain of its board members, alleging that in approving the above-described transaction, the defendants breached their fiduciary duties to public holders of GM’s Class H shares. Hughes and its board members are defendants in certain of these actions and are also alleged to have breached fiduciary duties to the same shareholders. The Group is a defendant in two of the Delaware actions and is alleged to have aided and abetted the other defendants’ purported breaches of fiduciary duties. The actions seek monetary and injunctive relief, including enjoining consummation of the transaction. The Group believes it is entitled to indemnification by GM under the agreements related to the transaction. The Group has not been served in any of these actions. The Delaware actions were consolidated on 6 May, 2003, and a consolidated complaint was filed on 29 August, 2003. The Group was not named as a defendant in the consolidated complaint.

Other

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at 30 June, 2003 cannot be ascertained, and the parent entity believes that any resulting liability would not materially affect the financial position of the Group.

Income tax would arise if certain fixed assets, investments and publishing rights, titles and television licenses were disposed. As there is no present intention to dispose of any of these assets, the Directors believe it would be misleading to record any amount against this contingency.

US-GAAP Reconciliation

A-GAAP differs from US-GAAP with respect to News Corporation’s results of operations in a number of significant respects. A comparison of the results for fiscal 2001, 2002 and 2003 under both A-GAAP and US-GAAP is as follows (in millions):

	Fiscal Year Ended June 30,
	2003	2002	2001
Revenue
A-GAAP	$29,913	$29,014	$25,578
US-GAAP (a)	$29,752	$28,776	$25,387
Operating income
A-GAAP	$4,352	$3,542	$3,093
US-GAAP	$3,886	$256	$1,823
Net profit (loss) attributable to members of the parent entity
A-GAAP	$1,808	$(11,962)	$(746)
US-GAAP	$1,421	$(14,670)	$(218)

(a)	Under US-GAAP, in November 2001, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This EITF states that the financial statement classification of customer incentives, including the amortization of cable distribution investments over the original term of the cable distribution agreement, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets. As required, under US-GAAP, effective January 1, 2002, the Group reclassified the amortization of cable distribution investments against revenues. The amortization of cable distribution investments had previously been included in Depreciation and amortization. US-GAAP Operating income, Net profit (loss) attributable to members of the parent entity and Earnings (loss) per share are not affected by this reclassification.

As more completely described and quantified in Note 34 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries included elsewhere herein, the major differences in each of the periods are: (a) the amortization of intangible assets for fiscal years 2001 and 2002, (b) the accounting for deferred taxes under the SFAS No. 109, (c) the charge for the market value of the warrants issued in connection with the Exchangeable Preferred Securities, (d) the differences in the recorded net investment of sold properties (basis difference principally arising from the amortization of the associate intangible assets for US-GAAP), (e) costs incurred in the development of major new businesses for fiscal 2001 and (f) the differences in the date of measurement of the fair value of purchase business combinations and investments in associates.

News Corporation’s gains or losses on the sale of business entities included in other items under A-GAAP are included in other income (expense) under US-GAAP.

US-GAAP New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires an investor to consolidate a variable interest entity if it is determined that the investor is a primary beneficiary of that entity, subject to the criteria set forth in FIN 46. Assets, liabilities, and non controlling interests of newly consolidated variable interest entities will be initially measured at fair value. After initial measurement, the consolidated variable interest entity will be accounted for under the guidance provided by Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 is effective for variable interest entities created or entered into after 31 January, 2003. For variable interest entities created or acquired before 1 February, 2003, FIN 46 applies in the first fiscal year or interim period beginning after 15 June, 2003. Beginning on 1 July, 2003 the adoption of FIN 46 will require the reclassification of the Group’s $2,084 million in Exchangeable securities related to the TOPrS and BUCs issuances to non-current interest bearing liabilities on the consolidated balance sheets and the $94 million annual payments from Dividend on exchangeable securities to Net borrowing costs on the consolidated statements of operations with no resulting effect on the Group’s net profit attributable to members of the parent entity. The Group is currently assessing the adoption of FIN 46 as it relates to other variable interests.

In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 amends SFAS No. 6, “Elements of Financial Statements,” to improve accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this statement. The Group will adopt SFAS No. 150 on 1 July, 2003 and does not expect it to have a material impact on its consolidated balance sheets and statements of operations.

Trend Information

Inflation has not had a material impact on the Group.

The Results of Operations as discussed in this Item 5, reflect any other significant trends, which have had a material effect on the financial condition of the Group. Any additional information of note has been included in the Notes to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries and elsewhere in this report.